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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           MemberWorks Incorporated
--------------------------------------------------------------------------------
                               (Name Of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class Of Securities)

                                 586002 10 7
                        -----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)

------------------------                                   --------------------
CUSIP No.  586002 10 7                    13G                 Page  2  of  5
           -----------                                             ---    ---
------------------------                                   --------------------

                                 SCHEDULE 13G

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gary A. Johnson     Social Security No. - ###-##-####
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[]
                                                                    (b)[]
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
-------------------------------------------------------------------------------
                    5.    SOLE VOTING POWER

                          1,584,500 Shares
     NUMBER OF      -----------------------------------------------------------
      SHARES        6.    SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY
       EACH         -----------------------------------------------------------
    REPORTING       7.    SOLE DISPOSITIVE POWER
      PERSON
       WITH:        -----------------------------------------------------------
                    8.    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       1,584,500
-------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

       10.8%
-------------------------------------------------------------------------------
12.    TYPE OF REPORTING*

       IN
-------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!



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------------------------                                   --------------------
CUSIP No.  586002 10 7                    13G                 Page  3  of  5
           -----------                                             ---    ---
------------------------                                   --------------------

                                 SCHEDULE 13G

Item 1(a).  Name of Issuer:
            ---------------

            MemberWorks Incorporated

Item 1(b).  Address:
            --------

            680 Washington Boulevard
            Suite 1100
            Stamford, CT  06901

Item 2(a).  Name of Person Filing:
            ----------------------

            Gary A. Johnson, President and Chief Executive Officer of Issuer.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

            680 Washington Boulevard
            Suite 1100
            Stamford, CT 06901

Item 2(c).  Citizenship:
            ------------

            Mr. Johnson is a U.S. Citizen.

Item 2(d).  Title of Class of Securities:
            -----------------------------

            Common Stock

Item 2(e).  CUSIP Number:
            -------------

            586002 10 7

Item 3: This Statement is not being filed pursuant to Rule 13d-1 (b) or 13d-2 (b).

Item 4:     Ownership

            (a) For the year ended December 31, 1996, the aggregate number of shares of the Company's common stock beneficially owned by Gary
                A. Johnson is 1,584,500 shares.

            (b) 1,584,500 shares represents 10.8% of all common stock based upon 14,664,292 shares outstanding.

            (c) Included in the 1,584,500 shares of common stock beneficially owned by Mr. Johnson are 27,000 shares issuable upon the exercise of outstanding stock options presently exercisable or exercisable within sixty (60) days after December 31, 1996, as well as 54,000 shares held in trust for the benefit of Mr. Johnson's children, with respect to which he disclaims beneficial ownership.

---------------------------                         ---------------------------
  CUSIP No.  586002 10 7                   13G              Page  4   of  5
             -----------                                         ---     ---
---------------------------                         ---------------------------



Item 5.     Ownership of Five Percent or Less:
            ----------------------------------

            Not Applicable


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Not Applicable


Item 7.     Identification and Classification of the Subsidiary which Acquired
            ------------------------------------------------------------------
the Securities Being Reported by the Parent Holding Company:
----------------------------------------------------------

            Not Applicable


Item 8.     Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Not Applicable


Item 9.     Notice of Dissolution of Group:
            -------------------------------

            Not Applicable

Item 10.    Certification:
            --------------

            By signing below I certify to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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---------------------------                         ---------------------------
  CUSIP No.  586002 10 7                   13G              Page  5   of  5
             -----------                                         ---     ---
---------------------------                         ---------------------------

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1997                    By: /s/ Gary A. Johnson
                                                ____________________
                                                Gary A. Johnson